Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy and the reply slip to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF EQUITY INTERESTS

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Elstone Capital Limited

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 4 to 13 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on page 14 of this circular. A letter from Elstone Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 15 to 26 of this circular.

A notice convening the EGM of the Company to be held at 2 p.m., Shenzhen time, on April 4, 2023 (Tuesday) at 13F, Building A, Bojin Business Plaza East Tower 1, 7th Tairan Road, Futian District, Shenzhen is set out on pages EGM-1 to EGM-4 of this circular. A form of proxy for use at the EGM is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2 p.m., Hong Kong time, on April 2, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8 a.m., New York time, on March 27, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

February 20, 2023

– i –

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“ADS(s)”	American Depositary Shares, each representing three ordinary shares

“ADS Record Date”	March 3, 2023 (New York time)

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	board of Directors of the Company

“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the British Virgin Islands ultimately wholly-owned by Ping An, and a controlling shareholder of the Company

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“Completion”	completion of the transactions contemplated under the Equity Transfer Agreement

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	the director(s) of the Company

“Disposal”	the sale and purchase of the Sale Equity pursuant to the Equity Transfer Agreement

“EGM”	an extraordinary general meeting of the Company to be held to consider, and if thought fit, approve the Disposal

“Equity Transfer Agreement”	the equity transfer agreement dated November 24, 2022 entered into between Puhui Management as the purchaser and Shanghai OneConnect as the vendor in relation to the sale and purchase of the Sale Equity

“Group”	the Company, its subsidiaries and other consolidated entities

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors

“Independent Financial Adviser” or “Elstone Capital”	Elstone Capital Limited, a licensed corporation under the Securities and Futures Commission to carry out Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed by the Company for the purpose of advising the Independent Board Committee and the Independent Shareholders in respect of the Equity Transfer Agreement and the transactions contemplated thereunder

“Independent Shareholder(s)”	Shareholder(s) other than (i) Bo Yu and Ping An Overseas (both of which are subsidiaries of Ping An) and (ii) Rong Chang Limited, and those who are not involved in or do not have interests in the transaction contemplated under the Equity Transfer Agreement

“Latest Practicable Date”	February 13, 2023, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules of the Stock Exchange

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Overseas”	China Ping An Insurance Overseas (Holdings) Limited, a limited liability company incorporated in Hong Kong and a subsidiary of Ping An

DEFINITIONS

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Puhui Lixin”	Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司), a limited liability company established under the laws of the PRC, and is owned as to 60% and 40% by Puhui Management and Shanghai OneConnect, respectively

“Puhui Management”	Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司), a limited liability company established under the laws of the PRC and a subsidiary of Lufax Holding Ltd, a company listed on the New York Stock Exchange (stock ticker: LU)

“RMB”	Renminbi, the lawful currency of the PRC

“Sale Equity”	40% of the equity interests in Puhui Lixin, representing all of the equity interests in Puhui Lixin held by Shanghai OneConnect as at the date of this circular

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai OneConnect”	Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司, formerly known as 上海壹賬通互聯網科技有限公司 and 上海億賬通互聯網科技有限公司), a limited liability company established under the laws of the PRC, and a consolidated affiliated entity of the Company

“Share(s)”	ordinary share(s) in the share capital of the Company

“Share Record Date”	March 3, 2023 (Hong Kong time)

“Shareholder(s)”	the registered holder(s) of the Shares

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Stock Incentive Plan”	the stock incentive plan adopted by the Company in November 2017 and amended from time to time

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Directors:	Registered Office:
Mr. Chongfeng Shen (Chairman)	Maples Corporate Services Limited
Ms. Rong Chen	PO Box 309, Ugland House
Grand Cayman, KY1-1104
Non-executive Directors:	Cayman Islands
Ms. Sin Yin Tan
Ms. Xin Fu	Head Office in the PRC:
Mr. Wenwei Dou	55 Floor, Ping An Financial Centre
Mr. Min Zhu	No. 5033 Yitian Road
Ms. Wenjun Wang	Futian District
Shenzhen, Guangdong
Independent Non-executive Directors:	PRC
Dr. Yaolin Zhang
Mr. Tianruo Pu	Principal place of business in Hong Kong:
Mr. Wing Kin Anthony Chow	Room 2701, Central Plaza
Mr. Koon Wing Ernest Ip	18 Harbour Road
Wanchai, Hong Kong

February 20, 2023

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF EQUITY INTERESTS

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated November 24, 2022, in which the Company announced that on November 24, 2022, Shanghai OneConnect (as the vendor) entered into the Equity Transfer Agreement with Puhui Management (as the purchaser), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information in relation to, among other things, (i) further particulars of the Disposal; (ii) a letter setting out the opinions and recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Disposal; (iii) the letter of advice provided by Elstone Capital Limited, the Independent Financial Adviser, to the Independent Board Committee and the Independent Shareholders in respect of the Disposal; (iv) the notice convening the EGM for the purpose of considering, and if thought fit, approving the Disposal; and (v) other information as required under the Listing Rules.

II.	THE EQUITY TRANSFER AGREEMENT

The principal terms of the Equity Transfer Agreement are set out as follows:

Date	:	November 24, 2022

Parties	:	(i)	Shanghai OneConnect, as the vendor;

(ii)	Puhui Management, as the purchaser; and

(iii)	Puhui Lixin

Subject Matter	:	Pursuant to the Equity Transfer Agreement, Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

Consideration and Payment	:	The consideration of the Sale Equity is RMB199,200,000.

The above consideration was determined following several rounds of arm’s length negotiations between Shanghai OneConnect and Puhui Management, after which both parties reached a consensus on the estimated valuation of 100% equity interest in Puhui Lixin in the amount of RMB498,000,000, taking into account of the following factors:

(a)	the estimated value of 100% equity interest in Puhui Lixin with a range from approximately RMB464,000,000 to approximately RMB515,000,000 as of February 2022, which was arrived at by reference to (i) the price-to-book multiples of comparable companies whose principal business is asset management similar to that of Puhui Lixin and which was the subject of a comparable transaction between 2020 and 2021 (the “Comparable Transactions”); and (ii) adjustments made to discount any premium applied to the Comparable Transactions as a result of relevant licenses held by the comparable companies and/or a transfer of controlling stake in such transactions.

LETTER FROM THE BOARD

Shanghai OneConnect and Puhui Management have considered other valuation approaches such as the income approach (e.g. discounted cashflow) but considered that the income approach is not appropriate as it would not reflect any impact due to equity liquidity. By comparing with price-to-book multiples of the Comparable Transactions, the estimated valuation range would take into account any potential fluctuation due to prevailing market conditions and investor speculation and confidence in the market. The Company and the Directors are of the view that as Puhui Lixin is principally engaged in the investment and disposal of non-performing assets and therefore falls within the asset management industry, the adoption of price-to-book multiples of companies subject to the Comparable Transactions would be a fair and reasonable approach to reflect the scale of the non- performing assets under the management of Puhui Lixin and its range of valuation;

(b)	the potential fluctuation in the estimated value of equity interest in Puhui Lixin due to prevailing market conditions and investor speculation and confidence in the market, in particular as a result of uncertainties in the regulatory development and economic outlook of the business of managing non-performing assets; and

(c)	the historical performance of the business and future prospects of Puhui Lixin, including the reduced business cooperation between the Group and Puhui Lixin in recent years and its low level of synergy with the Group’s technology applications and services as well as its relatively short and unstable profit track record.

Whilst the Directors had noted and considered Puhui Lixin’s significant increase in profits in 2022, the Directors also considered the circumstances of such increase and concluded that Puhui Lixin’s profit track record was relatively short and unstable for the following reasons:

(i)	the primary reason for the significant increase was the occurrence of an investment opportunity which enabled Puhui Lixin to dispose of certain non-performing asset packages and non-performing asset-backed securities in the first half of 2022. Such opportunity arose due to macroeconomic factors beyond Puhui Lixin’s control, and therefore may not serve as a good indicator of future performance of the business of Puhui Lixin;

LETTER FROM THE BOARD

(ii)	the rate of growth in profits of Puhui Lixin in the first six months of 2022 was followed by a substantially slower rate of increase in the second half of 2022 (to illustrate using unaudited financial figures based on management accounts, Puhui Lixin recorded approximately RMB51.9 million net profit after tax in the first six months of June 2022, but only generated an aggregate of approximately RMB11.4 million net profit after tax for the remaining six months of 2022 and recorded a loss after tax for the final quarter of 2022); and

(iii)	there exists uncertainty in Puhui Lixin’s business prospects, specifically with respect to the prospective collection rate of its non-performing asset packages in light of economic conditions, and its continued business cooperation with licensed local asset management companies, which Puhui Lixin relies upon to acquire non-performing assets from banking institutions as a non-licensed company.

In light of the above, the Directors are of the view that reference to the estimated valuation of 100% equity interest in Puhui Lixin as of February 2022 is fair and reasonable as there has not been any significant changes to the value of Puhui Lixin since February 2022 and up to the Latest Practicable Date.

The consideration for the Sale Equity shall be paid by Puhui Management to Shanghai OneConnect by way of bank transfer within 5 business days of Completion (or such other day as agreed between Shanghai OneConnect and Puhui Management).

Conditions Precedent	:	Completion of the Disposal will be subject to and conditional upon the fulfilment or waiver (if applicable) of the following conditions:

(a)	the representations and warranties made by Puhui Management under the Equity Transfer Agreement remaining true, correct and not misleading in all respects, on the date of the Equity Transfer Agreement and on Completion;

(b)	the representations and warranties made by Shanghai OneConnect under the Equity Transfer Agreement remaining true, correct and not misleading in all respects, on the date of the Equity Transfer Agreement and on Completion;

LETTER FROM THE BOARD

(c)	each party to the agreement having completed all necessary internal procedures for entering into the Equity Transfer Agreement and having fully carried out its obligations under the Equity Transfer Agreement, including but not limited to each party obtaining such board or shareholders resolutions (as the case may be) in accordance with applicable laws and regulations;

(d)	the Company having complied with the applicable requirements of the Listing Rules in relation to the Disposal, including where necessary, the obtaining of Independent Shareholders’ approval on the transactions contemplated under the Equity Transfer Agreement; and

(e)	Puhui Lixin having obtained the necessary approval and consent of the finance bureau to which it is subject, for the equity transfer under the Equity Transfer Agreement.

Conditions (c), (d) and (e) may not be waived by the parties. As of the Latest Practicable Date, none of the conditions precedent have been satisfied and/or waived.

III.	BACKGROUND AND FINANCIAL INFORMATION ON PUHUI LIXIN

Puhui Lixin is a limited liability company established in the PRC in March 2017. As at the Latest Practicable Date, Puhui Management and Shanghai OneConnect held 60% and 40% of the equity interests in Puhui Lixin, respectively. Puhui Lixin is principally engaged in the investment and disposal of non-performing assets. By investing in non-performing assets in the public market, Puhui Lixin is entrusted to manage and dispose of such assets, thereby making a gain after deducting relevant commission. The business in relation to non-performing assets of Puhui Lixin primarily consists of the acquisition of banking, non-banking and pledged non-performing assets and non-performing asset securitization investments. Set out below is (i) the audited financial information of Puhui Lixin for the financial years ended December 31, 2020 and 2021 as extracted from the audited financial statements of Puhui Lixin, and (ii) the unaudited financial information of Puhui Lixin for the financial year ended December 31, 2022 based on the management accounts of Puhui Lixin:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2020 (audited)	2021 (audited)	2022 (unaudited)
	(RMB’000)	(RMB’000)	(RMB’000)
Profit/(loss) before taxation	(16,513)	46,310	96,536
Profit/(loss) after taxation	(13,808)	30,709	63,230

LETTER FROM THE BOARD

The audited consolidated net asset value of Puhui Lixin as at December 31, 2021 was RMB396,314,873 and the unaudited consolidated net asset value of Puhui Lixin as at December 31, 2022 was RMB459,852,091 based on its management accounts.

IV.	FINANCIAL EFFECTS OF THE DISPOSAL

Upon the Completion, Shanghai OneConnect will cease to hold any equity interest in Puhui Lixin.

Subject to audit to be performed by the Company’s auditors, it is expected that the Group will not record any significant gain or loss, which is calculated by reference to the consideration for the Disposal of RMB199,200,000 and the carrying value of the Sale Equity of approximately RMB199,200,000 as at the date of the Equity Transfer Agreement. The expected total impact relating to Puhui Lixin on the Group’s financial statements for the year ended December 31, 2022 is RMB14,293,000, consisting of share of gain of associate which increased from RMB184,907,000 as at December 31, 2021 to RMB210,198,000 as at December 31, 2022 amounting to RMB25,291,000 and impairment losses of RMB10,998,000 which will be recognized based on the expected consideration of the Disposal and the expected insignificant impact of the Disposal.

The Directors currently intend to apply the proceeds from the Disposal to the main business operations of the Company and to focus on the Company’s core technology capabilities and business.

V.	REASONS FOR AND BENEFITS OF THE DISPOSAL

To further implement the Company’s stage two strategy where the Company focuses more on its product integration and upgrade, the Disposal enables the Company to further concentrate on its core technology business and better utilize its financial resources.

The Directors (excluding the independent non-executive Directors whose opinions will be contained in the circular of the Company to be dispatched to the Shareholders after having taken into consideration the advice of the Independent Financial Adviser) are of the view that the terms of the Equity Transfer Agreement and the Disposal as a whole are entered into on normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

VI.	INFORMATION ON THE PARTIES

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

LETTER FROM THE BOARD

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

Shanghai OneConnect is a consolidated affiliated entity of the Company. It is a limited liability company established in the PRC, and its principal business activities are software and technology services.

Puhui Management is a limited liability company established in the PRC principally engaged in the retail credit business, and which is wholly-owned by Lufax Holding Ltd (NYSE stock ticker: LU) (“Lufax”). Lufax operates a personal financial services platform in China which is primarily engaged in the provision of personal lending for small and micro-business owners through its retail credit facilitation business.

Lufax is an associate of Ping An. Ping An is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange since 2004, and on the Shanghai Stock Exchange since 2007. Ping An together with its subsidiaries (“Ping An Group”) is a financial services group which holds a full suite of financial services licenses and its operations span across insurance, banking, asset management and technology businesses.

VII.	LISTING RULES IMPLICATIONS

Shanghai OneConnect is a consolidated affiliated entity of the Company. Puhui Management is a subsidiary of Lufax, which is in turn an associate of Ping An. Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the Latest Practicable Date based on public information available to the Company) is a controlling shareholder of the Company. As such, Puhui Management is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios of the Disposal are more than 5%, the Disposal is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, as one or more of the applicable percentage ratios in respect of the Disposal is more than 5% but all applicable percentage ratios are less than 25%, the Disposal also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders on the Equity Transfer Agreement and the Disposal. Elstone Capital has been appointed as the Independent Financial Adviser of the Company to advise the Independent Board Committee and the Independent Shareholders in this regard.

LETTER FROM THE BOARD

VIII.	ABSTENTION FROM VOTING ON BOARD RESOLUTIONS AND AT THE EGM

Ms. Sin Yin Tan (a non-executive Director of the Company and an executive director of Ping An), Ms. Xin Fu (a non-executive Director of the Company and the chief operating officer and director of the strategic development center of Ping An Group), Mr. Wenwei Dou (a non-executive Director of the Company) and Ms. Wenjun Wang (a non-executive Director of the Company, who, together with Mr. Wenwei Dou and based on public information available to the Company, are each a 50% nominee shareholder of a company which is indirectly interested in approximately 28.40% of the issued share capital of Lufax) have abstained from voting on the Board resolutions to approve the Disposal. Saved and except for the aforesaid, none of the Directors has any material interest in the Disposal and was required to abstain from voting on the Board resolutions in relation to the Disposal.

Furthermore, pursuant to Rule 14A.36 of the Listing Rules, any Shareholder with a material interest in the Disposal (and its close associates), will not vote in the EGM. (i) Bo Yu and Ping An Overseas (both of which are subsidiaries of Ping An), which together held approximately 32.12% of the issued share capital of the Company as at the Latest Practicable Date based on public information available to the Company; and (ii) Rong Chang Limited (“Rong Chang”, which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), which directly held approximately 16.84% of the issued share capital of the Company at the Latest Practicable Date, will abstain from voting at the EGM on the resolution(s) in relation to the Disposal.

Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong Limited (“Sen Rong”) on May 12, 2021 (the “Concert Party Agreement”), the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As part of their respective corporate governance measures to conduct periodic review regarding their voting arrangements, on October 17, 2022, Rong Chang and Sen Rong reached a consensus and entered into a supplemental agreement to the Concert Party Agreement (the “Supplemental Agreement”) to mitigate unintended limitations on their respective shareholders’ rights in the event of conflict of interest by either shareholder. Pursuant to the Supplemental Agreement, Rong Chang and Sen Rong have agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter.

LETTER FROM THE BOARD

Given that Rong Chang will abstain from voting with respect of the Shares it directly held at the EGM on the resolution(s) in relation to the Disposal, and given that, to the knowledge of the Company, (i) Sen Rong is not a close associate of Puhui Management, Lufax and/or Ping An; (ii) the Disposal would not confer upon Sen Rong or its close associates any benefit (whether economic or otherwise) not available to the other Shareholders of the Company; and (iii) Sen Rong is able to independently exercise its voting rights in the Shares held by it and is not accustomed to take instructions in relation to the voting of such Shares from, nor is it financially dependent upon, Ping An and its associates, Sen Rong will not be required to abstain from voting with respect to the Shares it directly held at the EGM on the resolution(s) in relation the Disposal.

IX.	EGM AND PROXY ARRANGEMENT

The Company proposes to convene the EGM at 2 p.m., Shenzhen time, on April 4, 2023 (Tuesday) at 13F, Building A, Bojin Business Plaza East Tower 1, 7th Tairan Road, Futian District, Shenzhen.

A notice convening the EGM is set out on pages EGM-1 to EGM-4 of this circular.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2 p.m., Hong Kong time, on April 2, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8 a.m., New York time, on March 27, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolution(s) to be proposed at the EGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

X.	RECOMMENDATIONS

An Independent Board Committee has been established to advise the Independent Shareholders on whether or not the Disposal is fair and reasonable and in the interest of the Company and Independent Shareholders, and the letter from the Independent Board Committee containing its advice and recommendation to the Independent Shareholders in relation to the Disposal has been set out on page 14 of this circular. Elstone Capital has been appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the Disposal, and the letter of advice from Elstone Capital to the Independent Board Committee and the Independent Shareholders has been set out on pages 15 to 26 of this circular.

The Directors (including the independent non-executive Directors whose views are set out in the letter from the Independent Board Committee contained in this circular) consider that the terms of the Equity Transfer Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favor of the ordinary resolution to be proposed at the EGM to approve the Equity Transfer Agreement. You are advised to read the letter from the Independent Board Committee and the letter from Elstone Capital mentioned above before deciding how to vote on the resolution to be proposed at the EGM.

XI.	ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and from Elstone Capital, which are respectively set out on page 14 and pages 15 to 26 of this circular. Additional information is also set out in the appendix to this circular.

Yours faithfully,
By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation from the Independent Board Committee to Independent Shareholders in relation to the Disposal prepared for the purpose of incorporation in this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

February 20, 2023

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF EQUITY INTERESTS

We refer to the circular dated February 20, 2023 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed by the Board as members of the Independent Board Committee to advise you on the terms of the Equity Transfer Agreement. Elstone Capital has been appointed to advise you and us in this regard. Details of their advice, together with the principal factors and reasons they have taken into consideration in giving such advice, are set out on pages 15 to 26 of the Circular. Your attention is also drawn to the “Letter from the Board” in the Circular and the additional information set out in the appendix thereto.

Having taken into account the advice of Elstone Capital, in particular the reasons, assumptions, factors and recommendation as set out in its letter, we consider that the terms of the Equity Transfer Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned, and although the Disposal is not in the ordinary and usual course of business of the Group, it is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend you to vote in favor of the ordinary resolution(s) to be proposed at the EGM in relation to the Disposal.

Yours faithfully,

For and on behalf of the Independent Board Committee of

OneConnect Financial Technology Co., Ltd.

Dr. Yaolin Zhang	Mr. Tianruo Pu	Mr. Wing Kin	Mr. Koon Wing
		Anthony Chow	Ernest Ip

Independent Non-executive Directors

LETTER FROM ELSTONE CAPITAL LIMITED

The following is the full text of a letter of advice from Elstone Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Disposal, which has been prepared for the purpose of incorporation in this circular.

20 February 2023

To the Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
IN RELATION TO

DISPOSAL OF EQUITY INTERESTS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Equity Transfer Agreement and the transactions contemplated thereunder, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 20 February 2023 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 24 November 2022, Shanghai OneConnect (as the vendor) entered into the Equity Transfer Agreement with Puhui Management (as the purchaser), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

Shanghai OneConnect is a consolidated affiliated entity of the Company. Puhui Management is a subsidiary of Lufax Holding Ltd (NYSE stock ticker: LU) (“Lufax”), which is in turn an associate of Ping An. Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the Latest Practicable Date) is a controlling shareholder of the Company. As such, Puhui Management is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

LETTER FROM ELSTONE CAPITAL LIMITED

As one or more of the applicable percentage ratios of the Disposal are more than 5%, the Disposal is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, as one or more of the applicable percentage ratios in respect of the Disposal is more than 5% but less than 25%, the Disposal also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Independent Board Committee comprising Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip, all being independent non-executive Directors, has been formed to consider the terms of the Disposal. We, Elstone Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Disposal.

OUR INDEPENDENCE

We are not aware of any relationships or interests between us and the Group or Puhui Management, their respective directors, chief executives, subsidiaries, associates or substantial shareholders or their respective associates or core connected persons (all as defined under the Listing Rules). In the past two years, there was no engagement between us and the Group or Puhui Management or any of their respective associates. As at the Latest Practicable Date, we did not have any relationships with or interests in the Group or Puhui Management or Puhui Lixin that could reasonably be regarded as hindrance to our independence. Apart from normal professional fees paid or payable to us in connection with this appointment as the Independent Financial Adviser, no arrangements exist whereby we had received any fees or benefits from the Group. Accordingly, we are considered to be eligible to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion and advice, we have relied on (i) the information and facts contained or referred to in the Circular; (ii) the information supplied by the Directors and the management of the Group; (iii) the opinions expressed by and the representations of the Directors and the management of the Group; and (iv) our review of the relevant public information. We have assumed that all the information provided and representations and opinions expressed to us or contained or referred to in the Circular were true, accurate and complete in all material respects as at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular are true at the time they were made and continue to be true as at the date hereof and all such statements of belief, opinions and intentions of the Directors and the management of the Group and those as set out or referred to in the Circular were reasonably made after due and careful enquiry. We have no reason to doubt the truth, accuracy and completeness of such information and representations provided to us by the Directors and the management of the Group. The Directors have confirmed that no material facts have been withheld or omitted from the information provided, opinion expressed, representations made to us or referred to in the Circular and that all information provided, opinion expressed or representations made, to us by the Directors and the management of the Group are true, accurate, complete and not misleading in all material respects at the time they were made and continued to be so until the date of the Circular.

LETTER FROM ELSTONE CAPITAL LIMITED

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information provided, representations made or opinion expressed by the Directors and the management of the Group, nor have we conducted any form of in-depth investigation into the business, affairs, operations, financial position or future prospects of any member of the Group or Puhui Lixin or any of their respective subsidiaries and associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendations to the Independent Board Committee and the Independent Shareholders, we have taken into consideration the following principal factors and reasons. Our conclusions are based on the results of all analyses taken as a whole.

1.	Information of the Group

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully exported its technology solutions to overseas financial institutions. Shanghai OneConnect is a consolidated affiliated entity of the Company. It is a limited liability company established in the PRC, and its principal business activities are software and technology services. In March 2017, Shanghai OneConnect set up Puhui Lixin with Puhui Management.

LETTER FROM ELSTONE CAPITAL LIMITED

Set out below is a summary of the consolidated financial information of the Group for the year ended 31 December 2020 (the “FY2020”) and 31 December 2021 (the “FY2021”), and the six months ended 30 June 2021 (the “6M2021”) and 30 June 2022 (the “6M2022”) as extracted from the Company’s prospectus dated 28 June 2022 (the “Prospectus”) and its interim report for the six months ended 30 June 2022 (the “2022 Interim Report”), respectively:

	FY2020 RMB’000 (audited)	FY2021 RMB’000 (audited)	6M2021 RMB’000 (unaudited)	6M2022 RMB’000 (unaudited)
Revenue	3,312,290	4,132,357	1,787,511	2,152,703
Loss for the year/period	(1,414,123)	(1,330,513)	(697,370)	(590,192)
Loss for the year/period attributable to the owners of the Company	(1,353,608)	(1,281,699)	(653,682)	(562,374)
Share of (loss)/gain of Puhui Lixin	(2,367)	12,150	11,979	20,741

As set out in the above table, the Group recorded revenue of approximately RMB4,132.4 million for FY2021, which represented an increase of approximately 24.8% as compared to that of the prior year. With reference to the Prospectus, such increase in revenue was mainly due to the increase in revenue generated from operation support service from approximately RMB1,061.4 million in FY2020 to approximately RMB1,097.7 million in FY2021, and the revenue generated from cloud service platform from approximately RMB314.3 million in FY2020 to approximately RMB1,050.2 million in FY2021. The Group recorded a decrease in net loss for the year from approximately RMB1,414.1 million for FY2020 to approximately RMB1,330.5 million for FY2021 which was mainly due to (i) the aforesaid increase in revenue; (ii) decrease in net impairment losses on financial and contract assets of approximately RMB62.3 million; and (iii) decrease in financial costs of approximately RMB73.7 million, offset by the increase in research and development expenses of approximately RMB179.7 million and the decrease in finance income of approximately RMB48.4 million. The Group recorded share of loss of Puhui Lixin of approximately RMB2.4 million in FY2020 and share of gain of Puhui Lixin of approximately RMB12.2 million for in FY2021. Such turnaround was mainly due to the increase in revenue of Puhui Lixin as a result of the expanded scale of investment in the non-performing asset in FY2021 and the reversal of credit impairment loss.

According to the 2022 Interim Report, the Group recorded revenue of approximately RMB2,152.7 million for 6M2022, which represented an increase of approximately 20.4% as compared to approximately RMB1,787.5 million for 6M2021. The increase in revenue was mainly due to increase in revenue generated from operation support service from approximately RMB486.7 million for 6M2021 to approximately RMB572.1 million for 6M2022 and the demands for solutions in cloud service platform increased from approximately RMB442.6 million in 6M2021 to approximately RMB665.2 million for 6M2022. The loss of the period decreased from approximately RMB679.4 million for 6M2021 to approximately RMB590.2 million in 6M2022, which was mainly due to (i) the aforesaid increase in revenue; (ii) decrease in net impairment losses on financial and contract assets of approximately RMB30.0 million; and (iii) decrease in financial costs of approximately RMB24.9 million, offset by the increase in research and development expenses of approximately RMB100.5 million and the decrease in finance income of approximately RMB17.8 million. The Group recorded share of loss of Puhui Lixin of approximately RMB12.0 million for 6M2021 and share of gain of Puhui Lixin of approximately RMB20.7 million for 6M2022, representing an increase of approximately 72.5%, which was mainly attributable to the increase in revenue due to the expanded scale of investment in the non-performing asset.

LETTER FROM ELSTONE CAPITAL LIMITED

2.	Information of Puhui Lixin

Puhui Lixin is a limited liability company established in the PRC in March 2017. As at the Latest Practicable Date, Puhui Management and Shanghai OneConnect held 60% and 40% of the equity interests in Puhui Lixin, respectively. As stated in the Letter from the Board, Puhui Lixin is principally engaged in the investment and disposal of non-performing assets. By investing in non-performing assets in the public market, Puhui Lixin is entrusted to manage and dispose of such assets, thereby making a gain after deducting relevant commission. The non-performing assets business of Puhui Lixin primarily consists of banking, non-banking, acquisition of pledged non-performing assets and investment in non-performing asset-backed securities. Set out below is the audited financial information of Puhui Lixin for the two years ended 31 December 2021 and the unaudited financial information of Puhui Lixin for the year ended 31 December 2022 (the “FY2022”) as obtained from the Company:

	FY2020 RMB’000 (audited)	FY2021 RMB’000 (audited)	FY2022 RMB’000 (unaudited)
Revenue	47,826	82,797	144,762
Profit/loss before taxation	(16,513)	46,310	96,536
Profit/loss after taxation	(13,808)	30,709	63,230

As set out in the above table, Puhui Lixin recorded revenue of approximately RMB82.8 million for FY2021, which represents an increase of approximately 73.1% as compared to that for FY2020. As advised by the Company, the increase in revenue of Puhui Lixin was mainly due to the increase in revenue generated from interests income before deducting interests expense from approximately RMB28.1 million in FY2020 to approximately RMB66.8 million in FY2021, and the revenue generated from investment was significantly increased from approximately RMB4.5 million in FY2020 to approximately RMB32.2 million in FY2021. Puhui Lixin recorded net loss of approximately RMB13.8 million for FY2020 and net profit of approximately RMB30.7 million for FY2021. Such turnaround was mainly due to the combined effect of increase in revenue as mentioned above and the increase in reversal of credit impairment loss of approximately RMB22.4 million. Puhui Lixin has not distributed any dividends since incorporation. The audited consolidated net asset value of Puhui Lixin as at 31 December 2021 was approximately RMB396.3 million.

LETTER FROM ELSTONE CAPITAL LIMITED

As set out in the above table, Puhui Lixin recorded revenue of approximately RMB144.8 million for FY2022, which represents an increase of approximately 74.8% as compared to that for FY2021. As advised by the Company, the increase in revenue of Puhui Lixin was mainly due to the revenue generate from the occurrence of an investment opportunity which enabled Puhui Lixin to dispose of certain non-performing asset packages and non-performing asset-backed securities in the first half of 2022 and the expansion of the business in relation to the pledged non-performing assets. Puhui Lixin recorded net profit of approximately RMB30.7 million and RMB63.2 million for FY2021 and FY2022, respectively, representing an increase of approximately 105.9%. Such significant increase was mainly due to the combined effect of increase in revenue as mentioned above and the decrease in business and management fee of approximately RMB8.4 million. The unaudited consolidated net asset value of Puhui Lixin as at 31 December 2022 was approximately RMB459.9 million.

3.	Reasons for and benefits of the Disposal

As stated in the Letter from the Board, to further implement the Company’s stage two strategy where the Company focuses more on the product integration and upgrade, the Company aspires to concentrate on its core technology business and better utilize the financial resources.

The Group is a technology-as-a-service provider mainly provides integrated technology solutions to financial institutional customers. Puhui Lixin mainly engages in the investment and disposal of non-performing assets. As advised with the Company, Puhui Lixin is an investment by the Company and is considered as non-core business of the Group. We also understood that the Directors currently intend to apply the proceeds from the Disposal to the main business operations of the Company and to focus on the Company’s core technology capabilities and business. Accordingly, we consider that the Disposal is in line with the Group’s strategy and the Disposal allows the Group to better reallocate its financial resources.

4.	Principal terms of the Equity Transfer Agreement

The principal terms of the Equity Transfer Agreement are set out as follows:

Date

24 November 2022

Parties

(i)	Shanghai OneConnect, as the vendor;

(ii)	Puhui Management, as the purchaser; and

(iii)	Puhui Lixin

LETTER FROM ELSTONE CAPITAL LIMITED

Subject matter

Pursuant to the Equity Transfer Agreement, Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

Consideration and payment

The consideration of the Sale Equity is RMB199,200,000. The consideration was determined following several rounds of arm’s length negotiations between Shanghai OneConnect and Puhui Management, after which both parties reached a consensus on the estimated valuation of 100% equity interest in Puhui Lixin in the amount of RMB498,000,000, taking into account of the following factors: (a) the estimated value of 100% equity interest in Puhui Lixin with a range from approximately RMB464,000,000 to approximately RMB515,000,000 as of February 2022, which was arrived at by reference to (i) the price-to-book multiples of comparable companies whose principal business is asset management similar to that of Puhui Lixin and was the subject of a comparable transaction between 2020 and 2021; and (ii) adjustments made to discount any premium applied to such comparable transactions as a result of relevant licenses held by the comparable companies and/or a transfer of controlling stake in such transactions; (b) the potential fluctuation in the estimated value of equity interest in Puhui Lixin due to prevailing market conditions and investor speculation and confidence in the market; and (c) the historical performance of the business and future prospects of Puhui Lixin.

The consideration for the Sale Equity shall be paid by Puhui Management to Shanghai OneConnect in cash within 5 business days of Completion (or such other day as agreed between Shanghai OneConnect and Puhui Management). Details of the consideration and payment are set out in the Letter from the Board.

Conditions precedent

Completion of the Disposal will be subject to and conditional upon the fulfilment or waiver (if applicable) of certain conditions, including among other things, (i) the Company having compiled with the applicable requirements of the Listing Rules in relation to the Disposal, including where necessary, the obtaining of Independent Shareholders’ approval on the transactions contemplated under the Equity Transfer Agreement; and (ii) Puhui Lixin having obtained the necessary approval and consent of the finance bureau to which it is subject, for the Disposal under the Equity Transfer Agreement. As stated in the Letter from the Board, as at the Latest Practicable Date, none of the conditions precedent have been satisfied and/or waived. Details of the conditions precedent are set out in the Letter from the Board.

LETTER FROM ELSTONE CAPITAL LIMITED

5.	Analysis on the fairness and reasonableness of the Consideration

The Consideration for the Sale Equity is RMB199,200,000 under the Equity Transfer Agreement. In assessing the fairness and reasonableness of the Consideration, it is a general practice to apply comparable analysis.

Comparable transactions analysis

We have conducted search on a list of transactions of private or listed companies in the PRC (i) which were related to transfer of equity interests in companies, the principal business of which were mainly engaged in acquisition, disposal and management of non-performing assets in the PRC; and (ii) the timing of the transactions were within four years prior to the date of Equity Transfer Agreement. On a best-effort basis, an exhaustive list of five comparable transactions were identified based on our selection criteria (the “Comparable Transactions”). We have compared the price to book ratio (“P/B Ratio”) and price to earnings ratio (“P/E Ratio”) of the Disposal as implied by the Consideration to those of the Comparable Transactions. Details of the Comparable Transactions are summarised in table below.

Target company of the transaction	Equity interest of the target company being transferred	Date of announcement or date of agreement	P/B Ratio (times) (Note 1)	P/E Ratio (times) (Note 2)
Jiangxi Financial Asset Management Co., Ltd (江西省金融資產管理股份有限公司)	23%	November 2018	1.1	11.2
Guangzhou Asset Management Co., Ltd (廣州資產管理有限公司)	20%	June 2019	1.3	16.3
Chongqing Yukang Asset Management Co., Ltd (重慶渝康資產經營管理有限公司)	54%	May 2020	2.2	124.2 (Note 5)
Zhongyuan Asset Management Co., Ltd. (中原資產管理有限公司)	3.33%	June 2020	1.7	44.4
Ningxia Financial Asset Management Co., Ltd (寧夏金融資產管理有限公司)	34%	August 2021	1.4	17.7
		Minimum	1.1	11.2
		Maximum	2.2	44.4
		Average	1.5	22.4
		Median	1.4	17.0

			Implied P/B (Note 3)	Implied P/E (Note 4)
The Disposal (Puhui Lixin)	40%		1.2	16.2

LETTER FROM ELSTONE CAPITAL LIMITED

Notes:

(1)	The P/B ratio is calculated based on the value of the target company as implied by the consideration divided by the latest available equity attributable to owners or net asset value of the target company prior to the relevant transaction.

(2)	The P/E ratio is calculated based on the value of the target company as implied by the consideration divided by the latest available net profit of the target company prior to the transaction.

(3)	The implied P/B ratio of the Disposal is calculated based on the Consideration of RMB199,200,000 divided by the audited equity attributable to owners of Puhui Lixin prior to the Equity Transfer Agreement (i.e. as at 31 December 2021).

(4)	The implied P/E ratio of the Disposal is calculated based on the Consideration of RMB199,200,000 divided by the audited net profit after taxation of Puhui Lixin prior to the Equity Transfer Agreement (i.e. for the year ended 31 December 2021).

(5)	The P/E ratio of over 100 times is considered an outliner and is therefore excluded.

From the table above, we noted that the P/B Ratio of the Comparable Transactions ranged from approximately 1.1 times to 2.2 times with an average of 1.5 times and a median of 1.4 times. The implied P/B Ratio of the Disposal of 1.2 times is within the range and is below the average of the P/B Ratio of the Comparable Transactions.

The P/E Ratio of the Comparable Transactions ranged from approximately 11.2 times to 44.4 times with an average of 22.4 times and a median of 17.0 times. The implied P/E Ratio of the Disposal of 16.2 times is within the range of the P/E Ratio of the Comparable Transactions and is below the average of the P/E Ratio of the Comparable Transactions.

We note that both implied P/B Ratio and implied P/E Ratio of the Disposal are below the average of those of the Comparable Transactions, which might due to Puhui Lixin is a non-licensed firm while the target companies of the Comparable Transactions hold relevant license. As confirmed with the Company, Puhui Lixin is able to engage in the investment and disposal of non-performing assets as approved by 橫琴新區金融服務中心. Further, on 7 January 2021, China Banking and Insurance Regulatory Commission promulgated No. 26 Notice on Carrying out the Pilot Work of Disposal of Non- performing Loans Transfer 《關於開展不良貸款轉讓試點工作的通知》(the “No. 26 Notice”) to further expand the channels and methods of transfer of non-performing assets. Pursuant to No. 26 Notice, certain eligible and licensed local asset management companies are allowed to acquire the non-performing assets directly from banks in batches through 銀行業信貸資產登記流轉中心. We understood from the Company that Puhui Lixin is a non-licensed firm and therefore can only acquire the non-performing assets through those licensed local asset management companies.

LETTER FROM ELSTONE CAPITAL LIMITED

Comparable companies analysis

We have also conducted search on comparable companies which (i) are companies listed in Hong Kong or in the PRC; and (ii) have similar businesses with Puhui Lixin which are principally engaged in acquisition, disposal and management of non-performing assets in the PRC with more than 50% of their latest respective reported annual revenue generated from this segment. On a best-effort basis, an exhaustive list of three comparable companies were identified based on our selection criteria (the “Comparable Companies”). We have compared the P/B ratio and P/E ratio of the Disposal as implied by the Consideration to those of the Comparable Companies. Details of the Comparable Companies are summarised in table below.

Name	Stock code	Principal business activities	Market Capitalisation (HK$ billion) (Note 1)	P/B Ratio (times) (Note 2)	P/E Ratio (times) (Note 3)
China Huarong Asset Management Co., Ltd	2799.HK	Principally engaged in such businesses as distressed asset management, financial services, and asset management and investment business, with distressed asset management being its core business	9.1	0.4	27.4
China Cinda Asset Management Co., Ltd.	1359.HK	Principally engaged in distressed asset management and financial services. Distressed asset management is the core business of the company	12.6	0.2	2.6
Hainan Haide Capital Management Co., Ltd.	000567.SZ	Principally engaged in the non-performing asset acquisition, restructuring, disposal, and transaction management business	13.5	2.0	24.2
			Minimum	0.2	2.6
			Maximum	2.0	27.4
			Average	0.8	18.1
			Median	0.4	24.2

				Implied P/B	Implied P/E
				(Note 4)	(Note 5)
The Disposal (Puhui Lixin)				1.2	16.2

Sources: Latest annual report of the Comparable Companies and website of the Hong Kong Stock Exchange

LETTER FROM ELSTONE CAPITAL LIMITED

Notes:

1.	Market capitalisation as at the date of Equity Transfer Agreement.

2.	The P/B ratio is calculated based on the closing share price as at the date of the Equity Transfer Agreement divided by the reported book value per share as of the latest financial year end.

3.	The P/E ratio is calculated based on the closing share price as at the date of the Equity Transfer Agreement divided by the reported earning per share for the latest financial year.

4.	The implied P/B ratio of the Disposal is calculated based on the Consideration of RMB199,200,000 divided by the audited equity attributable to owners of Puhui Lixin prior to the Equity Transfer Agreement (i.e. as at 31 December 2021).

5.	The implied P/E ratio of the Disposal is calculated based on the Consideration of RMB199,200,000 divided by audited net profit after taxation of Puhui Lixin prior to the Equity Transfer Agreement (i.e. for the year ended 31 December 2021).

From the table above, we noted that the P/B Ratio of the Comparable Companies ranged from approximately 0.2 times to 2.0 times with an average of 0.8 times and a median of 0.4 times. The implied P/B Ratio of the Disposal of 1.2 times is within the range, and above the average and median of the P/B ratio of the Comparable Companies.

The P/E Ratio of the Comparable Companies ranged from approximately 2.6 times to 27.4 times with an average of 18.1 times and a median of 24.2 times. The implied P/E Ratio of the Disposal of 16.2 times is within the range, but below the average and the median of the P/E Ratio of the Comparable Companies.

Independent Shareholders should note that notwithstanding the business and financial aspects and prospects of the subject companies in the Comparable Transactions and the Comparable Companies may not be identical to those of Puhui Lixin, it serves as a general reference of the companies in the same industry as Puhui Lixin for our assessment purpose.

Given that the implied P/B and implied P/E of the Disposal are within the range of those of the Comparable Transactions and the range of those of the Comparable Companies, we consider that the Consideration is fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

6.	Possible financial effects of the Disposal

With reference to the Letter from the Board, upon the Completion, Shanghai OneConnect will cease to hold any equity interest in Puhui Lixin. Subject to audit to be performed by the Company’s auditor, the expected total impact relating to Puhui Lixin on the Group’s financial statements for the year ended 31 December 2022 is RMB14,293,000, with the combined effect of the share of gain of associate of approximately RMB25,291,000 and impairment losses of RMB10,998,000. Shareholders should noted that the actual impact from the Disposal to be recorded by the Company will depend on the carrying amount of the Group’s interest in Puhui Lixin as at the date of Completion, and therefore maybe different from the amount mentioned above.

LETTER FROM ELSTONE CAPITAL LIMITED

As advised by the management of the Company, the Directors currently intend to apply the proceeds from the Disposal for general working capital of the Company to the main business operations. Given that the Group would gain additional cash from the net proceeds of the Disposal, it is expected that the Disposal would have a positive effect on the liquidity and working capital position of the Group upon Completion.

It should be noted that the aforementioned analyses are for illustrative purposes only and do not purport to represent how the financial position of the Group will be upon Completion of the Disposal.

OPINION AND RECOMMENDATION

Having considered the above, in particular, (i) the Disposal is in line with the Group’s strategy to focus on its core business and to better utilize the financial resources, (ii) the Consideration is fair and reasonable given that the implied P/B and implied P/E of the Disposal are within the range of those of the Comparable Transactions and the Comparable Companies, and (iii) there would be no material adverse financial impact on the Group as a result from the Disposal, hence, we are of the view that although the Disposal is not conducted in the ordinary and usual course of business of the Group, the Disposal are on normal commercial terms, and the terms of the Equity Transfer Agreement and the Disposal are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Equity Transfer Agreement and the Disposal and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
For and on behalf of
ELSTONE CAPITAL LIMITED
Fanny Lee
Managing Director

Ms. Fanny Lee has been a responsible officer of Type 6 (advising on corporate finance) regulated activity under the SFO since 2006. She has participated in the provision of independent financial advisory services for various types of transactions involving companies listed in Hong Kong.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and our associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO); or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interests in Shares or underlying Shares of the Company

Name of Director	Capacity/Nature of interest	Number of Shares or underlying Shares	Approximate percentage of shareholding interest(1)
Mr. Chongfeng Shen	Beneficial interest(2)	2,908,860	0.18%
Ms. Rong Chen	Beneficial interest(3)	1,178,122	0.08%
Ms. Sin Yin Tan	Beneficial interest(4)	78,000	0.01%
Mr. Wenwei Dou	Interest in controlled corporation(5)	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation(5)	385,077,588	32.91%

APPENDIX I	GENERAL INFORMATION

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Latest Practicable Date.

(2)	As at the Latest Practicable Date, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,000 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,860 Shares in the form of ADSs pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(3)	As at the Latest Practicable Date, Ms. Rong Chen held 135,900 Shares in the form of ADSs. Further, pursuant to the Stock Incentive Plan, Ms. Rong Chen has been granted 489,028 performance unit shares, and is entitled to receive up to 279,921 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Ms. Rong Chen also directly held 232,263 Shares in the form of ADSs pursuant to the exercise of options, and is interested in 41,010 Shares pursuant to the vesting of performance share units, as granted under the Stock Incentive Plan.

(4)	As at the Latest Practicable Date, Ms. Sin Yin Tan held 78,000 Shares in the form of ADSs.

(5)	Rong Chang (defined below) is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b)   to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Other interests

As at the Latest Practicable Date, so far is known to the Directors,

(i)	none of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2021, the date to which the latest published audited financial statement of the Group was made up;

APPENDIX I	GENERAL INFORMATION

(ii)	except that (i) Ms. Sin Yin Tan, a non-executive Director, who is also an executive director, co-chief executive officer and executive vice president of Ping An; (ii) Ms. Xin Fu, a non-executive Director, who is also the chief operating officer and director of the strategic development center of Ping An Group; and (iii) Ms. Wenjun Wang, a non-executive Director, who is also a director of Rong Chang (defined below) and Sen Rong (defined below), no other Directors is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO; and

(iii)	none of the Directors of the Company was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which was subsisting and significant in relation to the business of the Group taken as a whole.

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Name of shareholder	Capacity/Nature of interest	Number of Shares or underlying Shares	Approximate percentage of shareholding interest(1)
Rong Chang Limited (“Rong Chang”)(2)(3)	Beneficial interest	385,077,588	32.91%
Sen Rong Limited (“Sen Rong”)(3)(4)(5)	Beneficial interest	188,061,642	16.07%
Ping An(5)(6)	Interest in controlled corporations	375,764,724	32.12%

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Latest Practicable Date.

(2)	As at the Latest Practicable Date, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

APPENDIX I	GENERAL INFORMATION

(3)	Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as at the Latest Practicable Date. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter.

(4)	As at the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin Limited (“Yi Chuan Jin”), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as at the Latest Practicable Date, (a) Mr. Jie Li has been granted 1,058,000 performance share units, and is entitled to receive up to 267,327 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 35,853 Shares in the form of ADSs pursuant to the exercise of options granted, and is interested in 155,193 Shares pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,284 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,462 Shares in the form of ADSs pursuant to the exercise of options granted.

(5)	Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in the Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive event.

(6)	(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited (“An Ke Technology”), which was in turn wholly-owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as at the Latest Practicable Date; and (ii) Ping An Overseas, a subsidiary of Ping An, directly held 22,687,368 Shares represented by 7,562,456 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas.

APPENDIX I	GENERAL INFORMATION

4.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

5.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company since December 31, 2021, the date to which the latest published audited financial statements of the Company were made up.

8.	EXPERT AND CONSENT

The following is the qualifications of the experts who have been named in this circular or have given opinion or advice contained in this circular:

Name	Qualification

Elstone Capital Limited	a corporation licensed to carry out Type 6 (advising on corporate finance) regulated activities under the SFO

Elstone Capital has given and confirmed that it has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to its name, logo and qualifications, in the form and context in which they respectively appear.

APPENDIX I	GENERAL INFORMATION

As at the Latest Practicable Date, Elstone Capital:

(a)	did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)	did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2021, being the date to which the latest audited financial statements of the Group was made up.

9.	DOCUMENT ON DISPLAY

The Equity Transfer Agreement will be published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ocft.com) for a period of 14 days from the date of this circular.

NOTICE OF EGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on April 4, 2023

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 2 p.m., Shenzhen time, on April 4, 2023 (Tuesday) at 13F, Building A, Bojin Business Plaza East Tower 1, 7th Tairan Road, Futian District, Shenzhen for the purposes of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

“THAT:

The equity transfer agreement dated November 24, 2022 (the “Equity Transfer Agreement”) entered into between Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”) and Puhui Management Co., Ltd. (平安普惠企業管理有限公司) (“Puhui Management”), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, Shanghai OneConnect’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) for a consideration of RMB199,200,000 be and is hereby approved, ratified and confirmed; and any one of more Directors of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Equity Transfer Agreement and completion thereof.”

– EGM-1 –

NOTICE OF EGM

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on March 3, 2023, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on March 3, 2023, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on March 2, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on March 3, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

– EGM-2 –

NOTICE OF EGM

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2 p.m., Hong Kong time, on April 2, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8 a.m., New York Time, on March 27, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM (the “ADS Voting Instructions Deadline”).

The Depositary will endeavor to vote or cause to be voted the Shares represented by the ADSs evidenced by holders’ American Depositary Receipts (“ADRs”) as of the ADS Record Date, in accordance with the instructions of such holders (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the Depositary Trust Company (“DTC”)) actually received by the ADR department responsible for proxies and voting of holders’ instructions on or before the ADS Voting Instructions Deadline, insofar as practicable and permitted under the provisions of or governing the Shares. The Depositary will only vote or attempt to vote as you instruct and as further described below.

Please note that if the Depositary does not receive instructions on a particular agenda item from a holder as of the ADS Record Date (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the Company to vote the Shares represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it wishes such proxy to be given with respect to such agenda item(s); (ii) there is no substantial opposition existing with respect to such agenda item(s); and (iii) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of Shares, and (b) the Depositary has obtained an opinion of counsel, in form and substance satisfactory to the Depositary, confirming that (i) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands; (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands; (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands; and (iv) the granting of such discretionary proxy will not under any circumstances result in the Shares represented by the ADSs being treated as assets of the Depositary under the laws, rules or regulations of the Cayman Islands. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

– EGM-3 –

NOTICE OF EGM

Holders and beneficial owners of ADSs are advised and agree that (1) the Depositary will rely fully and exclusively on the Company to inform the Depositary of any of the circumstances set forth in clause (a) of the prior paragraph, and (2) neither the Depositary, the Custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist and/or whether the Company complied with its obligation to timely inform the Depositary of such circumstances. Neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs (1) as a result of the Company’s failure to determine that any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist or its failure to timely notify the Depositary of any such circumstances or (2) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of Shares. Because there is no guarantee that holders and beneficial owners of ADSs will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the Depositary in a timely manner, holders and beneficial owners of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company in such circumstances, and neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs in such circumstances. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any instructions to vote any of the Shares, for the manner in which any voting instructions are given or deemed to be given in accordance with the prior paragraph, including instructions to give a discretionary proxy to a person designated by the Company, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the Depositary is instructed or deemed to have been instructed to grant a discretionary proxy pursuant to the prior paragraph, or for the effect of any such vote.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, February 20, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

– EGM-4 –